UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-09489

(Check One): [ ] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-QSB
             [_] Form N-SAR

                      For Period Ended: September 30, 2006

                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Full name of registrant:  Swiss Medica, Inc.
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Former name if applicable: N/A
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Address of principal executive office (Street and number): 375 Britannia Road
East, Unit B
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City, state and zip code:  Mississauga, Ontario, Canada L4Z 3E2
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PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Swiss Medica, Inc. (the "Registrant") could not complete the filing of its Quarterly Report on Form 10-QSB for the period ended September 30, 2006 within the prescribed period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis could not be obtained by the Registrant within such time period without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Raghunath Kilambi                                 (905) 501-0553
          Name                                (Area code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE

The Registrant had lower revenue, and lower cost of sales and selling and administrative costs for the quarter ended September 30, 2006 compared with the same period in 2005. These figures were associated with lower spending on sales and marketing efforts as the Registrant is repositioning its U.S. based business toward the professional market during the quarter ended September 30, 2006.

                               Swiss Medica, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2006                              By: /s/ Raghunath Kilambi
                                                         -----------------------
                                                         Raghunath Kilambi
                                                         Chief Executive Officer